TSINGTAO
青島啤酒

RECEIVED

2007 JAN -3 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

SUPPL

December 21, 2006

07020071

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dlw 1/4

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

December 21, 2006

A. ANNOUNCEMENT ON THE PROPOSED TRANSFER OF 30.56% INTEREST FROM THE STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE'S GOVERNMENT OF QINGDAO TO TSINGTAO BREWERY GROUP COMPANY LIMITED

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON THE PROPOSED TRANSFER OF 30.56% INTEREST FROM THE STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE'S GOVERNMENT OF QINGDAO TO TSINGTAO BREWERY GROUP COMPANY LIMITED

The Company announces that its controlling shareholder, SASACQ proposed to transfer 399,820,000 shares (representing a 30.56% interest in the Company) to its wholly owned subsidiary, TBGCL by administrative allocation at nil consideration, in order to strengthen the management of and to rationalise the title of such shares. The 30.56% interest represents the entire shareholding held by and registered under the name of SASACQ in the Company. It is anticipated that a transfer agreement will be entered into between SASACQ and TBGCL. Further announcement in this respect will be made as and when necessary.

The Proposed Transfer has been approved by Qing Zheng Zi [2006] 109 issued by the People's Government of Qingdao. Completion of the Proposed Transfer is still subject to the grant of approvals from the relevant governmental bodies and waiver by the China Securities Regulatory Commission in respect of TBGCL's obligation in the PRC to make a general offer with respect to the Proposed Transfer. Upon the completion of the Proposed Transfer, TBGCL will become a direct controlling shareholder of the Company holding a 30.56% interest in the Company, while SASACQ will cease to hold any direct shareholding in the Company. The obligations and undertakings of SASACQ under the share reform proposal of the Company will be performed by TBGCL after the implementation of such proposal. Details of such obligations and undertakings have been set out in the previous announcements of the Company dated 8 September 2006 and 20 September 2006.

A waiver has been granted by the Securities and Futures Commission on TBGCL's obligation to make a general offer pursuant to Rule 26.1 of the Takeovers Code in respect of the Proposed Transfer.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The information relating to the Proposed Transfer as set out in this announcement is extracted from the announcement which will be made through the Shanghai Stock Exchange at the same time.

Tsingtao Brewery Company Limited (the "Company") announces that its controlling shareholder, State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ") proposed to transfer 399,820,000 shares (representing a 30.56% interest in the Company) to its wholly owned subsidiary, Tsingtao Brewery Group Company Limited ("TBGCL") by administrative allocation at nil consideration (the "Proposed Transfer"), in order to strengthen the management of and to rationalise the title of such shares. The 30.56% interest represents the entire shareholding held by and registered under the name of SASACQ in the Company. It is anticipated that a transfer agreement will be entered into between SASACQ and TBGCL. Further announcement in this respect will be made as and when necessary.

The Proposed Transfer has been approved by Qing Zheng Zi [2006] 109 issued by the People's Government

of Qingdao. Completion of the Proposed Transfer is still subject to the grant of approvals from the relevant governmental bodies and waiver by the China Securities Regulatory Commission in respect of TBGCL's obligation in the PRC to make a general offer with respect to the Proposed Transfer. Upon the completion of the Proposed Transfer, TBGCL will become a direct controlling shareholder of the Company holding a 30.56% interest in the Company, while SASACQ will cease to hold any direct shareholding in the Company. The obligations and undertakings of SASACQ under the share reform proposal of the Company will be performed by TBGCL after the implementation of such proposal. Details of such obligations and undertakings have been set out in the previous announcements of the Company dated 8 September 2006 and 20 September 2006.

A waiver has been granted by the Securities and Futures Commission on TBGCL's obligation to make a general offer pursuant to Rule 26.1 of the Takeovers Code in respect of the Proposed Transfer.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The information relating to the Proposed Transfer as set out in this announcement is extracted from the announcement which will be made through the Shanghai Stock Exchange at the same time.

Board of Directors

Tsingtao Brewery Company Limited

20 December 2006

The Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in relation to the Company misleading.

Directors of the Company as at the date hereof:

Executive Directors	*: Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*
Non-executive Directors	*: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*
Independent Directors	*: Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*